UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2022

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated by reference herein is Safe-T Group Ltd.’s (the “Registrant”) press release issued on August 10, 2022, titled “Safe-T Group Secures Up to $4 Million in Strategic, Non-Dilutive Funding to Boost Consumer Privacy Business.” The summary of the agreement provided in the press release does not purport to be complete and is subject, and qualified in its entirety, by the full text of the agreement, attached hereto as Exhibit 10.1.

The first, second and the fourth through seventh paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1, the Agreement, dated August 8, 2022, by and between Safe-T Group Ltd. and ORB Spring Ltd. (the “Agreement”), attached as Exhibit 10.1, and the forms of warrants to be issued pursuant to the Agreement, attached as Exhibits 4.1, 4.2, 4.3 and 4.4, are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138 and 333-258744) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629 and 333-253983) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
4.1	Form of Series A Warrant.
4.2	Form of Series B Warrant.
4.3	Form of Series C Warrant.
4.4	Form of Series D Warrant.
10.1*	Agreement, dated August 8, 2022, by and between Safe-T Group Ltd. and ORB Spring Ltd.
99.1	Press release issued by Safe-T Group Ltd. on August 10, 2022, titled “Safe-T Group Secures Up to $4 Million in Strategic, Non-Dilutive Funding to Boost Consumer Privacy Business.”

* Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) is the type that the Registrant treats as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Legal Counsel

Date: August 10, 2022

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